Morgan Stanley

Morgan Stanley Compensation & Governance Practices

April 2020

Morgan Stanley

MORGAN STANLEY'S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE:

- **FOR:** *Three Management Proposals*

  ① Approve the compensation of named executive officers (Say on Pay non-binding advisory vote)

    – At the start of 2019, as in prior years, the Compensation, Management Development and Succession (CMDS) Committee established a target range of CEO compensation as well as the factors to be considered in determining year-end compensation

    – Based on an evaluation of full-year 2019 Firm and CEO performance, the CMDS Committee set CEO total compensation at $27 million, with shareholder aligned features

    – Under Mr. Gorman's leadership, the Firm achieved record 2019 revenues of $41Bn and net income of $9Bn and met all stated performance objectives. Despite these accomplishments, CEO compensation was down 7% from the prior year in light of the Firm's focus on expense discipline, including with respect to discretionary compensation, and the employee reduction at the end of the year

    – Consistent with previous years and shareholder feedback, 75% of CEO incentive compensation is deferred and subject to clawback over three years, 100% of CEO deferred incentive compensation is delivered in equity awards and 50% of CEO incentive compensation is delivered in a performance-vested long-term equity incentive award

  ② Elect all Director nominees

  ③ Ratify Deloitte & Touche LLP's appointment as the Firm's independent auditor

COMPENSATION PROGRAM OBJECTIVES AND FEATURES

Morgan Stanley has a pay for performance philosophy for its named executive officers, and is committed to responsible compensation programs with the following key objectives, all of which support the Firm's culture and values and shareholders' interests

Key Objectives



- **Deliver Pay for Sustainable Performance**
- **Align Compensation with Shareholders' Interests**
- **Attract and Retain Top Talent**
- **Mitigate Excessive Risk-Taking**



Key Features

- ✔ Deferred incentive compensation with three-year vesting, cancellation and clawback and no automatic vesting upon change-in-control
- ✔ Performance-vested long-term equity incentive award where shares earned can range from 0 to 1.5x target based on three-year performance against return on average common equity (ROE) and total shareholder return (TSR) objectives
- ✔ Equity-based compensation with share ownership and retention requirements
- ✔ Executive compensation best practices, including prohibitions on pledging, hedging, selling short or trading derivatives and no excise tax protection upon change-in-control













FRAMEWORK FOR DETERMINING CEO COMPENSATION

Morgan Stanley has a robust process that supports and reinforces the pay for performance philosophy that incorporates the following key steps:



1

Set Performance Priorities

In the context of the Firm's strategic objectives, the Board sets annual performance priorities

- Priorities include both financial and non-financial performance metrics for the Firm and its business segments

2

Establish Target Compensation Range

The CMDS Committee establishes the target CEO compensation range

- The range is informed by prior year CEO compensation at peer financial firms, among other factors

- Guidelines for performance assessment are outlined

3

Assess Performance

The CMDS Committee assesses Firm and executive performance at year end, including:

- Progress in achieving the Firm's strategic objectives and annual performance priorities

- The CEO's overall leadership

4

Determine Compensation

The CMDS Committee determines CEO compensation after year end based on its performance assessment and discussion with the Board

The CMDS Committee determines CEO compensation elements that support the Firm's key compensation objectives



Target Compensation Range[1]

$28 Million or More

- CEO performance exceeds expectations
- Strong Firm performance and shareholder returns

- CEO performance meets expectations
- Firm performance and shareholder returns generally in line with peers with room for continued progress

- CEO performance below expectations
- Firm performance and shareholder returns are below expectations

$10 Million or Less

The End Notes are an integral part of this presentation. See slide 13 for information related to the content presented on this page.

STRATEGIC OBJECTIVES: MARK TO MARKET[1]

2018 – 2019 Objectives		2019 Results
1 Deliver Wealth Mgmt. Pre-Tax Margin[2] of 26 – 28%	✓	Pre-Tax Margin[2] of 27.2%
2 Expand ISG Penetration and Leadership	✓	Revenues of $20.4Bn; solid performance despite mixed market backdrop
3 Position Investment Management for Growth	✓	Revenues of $3.8Bn; AUM up 19% with net long-term flows[3]
4 Realize Firm Expense Efficiency Ratio[4] of ≤73%	✓	Expense Efficiency Ratio[4] of 73%
5 Maintain Attractive Capital Return Profile	✓	Increased aggregate distribution to $7.5Bn (up 10% vs. 2018)[5]
Medium Term		**2019 Results**
ROE[6]: 10 – 13% ROTCE[7]: 11.5% – 14.5%	✓	ROE[6]: 11.2% ROTCE[7]: 12.9%

The End Notes are an integral part of this presentation. See slide 13 for information related to the content presented on this page.

SUSTAINED FINANCIAL PERFORMANCE

In 2019 the Company achieved record full-year net revenues and net income that reflected both growth and continued expense discipline, enabling the achievement of higher annual returns

	2017	2018	2019
Net Revenues	$37.9Bn	$40.1Bn	$41.4Bn
Expense Efficiency Ratio[1]	73%	72%	73%
Net Income[2]	$6.1Bn	$8.7Bn	$9.0Bn
Shares Outstanding	1.8Bn	1.7Bn	1.6Bn
EPS[3]	$3.60	$4.61	$4.98
Tangible Book Value per Share[4]	$33	$37	$40

The End Notes are an integral part of this presentation. See slide 14 for information related to the content presented on this page.

STRONG RETURNS AND SUFFICIENT CAPITAL SUPPORT FUTURE INVESTMENT

Attractive Capital Return Profile

Capital Return[1]
(Calendar Year – $Bn)



Return on Equity and Return on Tangible Common Equity (%)[2]



Ability to Invest for Growth

Capital[3]
(End of Period – $Bn)



The End Notes are an integral part of this presentation. See slide 14 for information related to the content presented on this page.

EXECUTION OF STRATEGIC OBJECTIVES GENERATES CONSISTENT SHAREHOLDER RETURN


1-Year (2019) TSR(1)(2)
31%
33%
32%
Avg. Global Peers(3)
Morgan Stanley
S&P 500 Fin. Index
3-Year (2017-2019) TSR(1)(2)(3)
14%
30%
40%
Avg. Global Peers(3)
Morgan Stanley
S&P 500 Fin. Index
5-Year (2015-2019) TSR(1)(2)(4)
28%
47%
70%
Avg. Global Peers(5)
Morgan Stanley
S&P 500 Fin. Index

The End Notes are an integral part of this presentation. See slide 14 for information related to the content presented on this page.

CEO COMPENSATION DETERMINATION

At year end, the CMDS Committee assessed CEO and Firm performance, discussed that assessment with the Board, and established 2019 CEO compensation

MS 2019 Performance Evaluation

- (+) Record performance in 2019 driven by strong revenue growth
- (+) Significant progress on 2018 – 2019 strategic objectives and strong focus on the next phase of shareholder value
- (+) Outstanding leadership, including with respect to Company culture, and among clients, shareholders, regulators, and employees
- (-) Company's focus on expense discipline, including with respect to discretionary compensation, and the employee reduction at the end of the year

2019 CEO Compensation Elements ($MM)


% of Incentive Compensation
$27MM
50%
Performance-Vested Long-Term Equity Incentive Compensation
12.8
25%
Time-Vested Deferred Equity Incentive Compensation
6.4
25%
Cash Bonus
6.4
Base Salary
1.5
100% Equity Incentive Compensation

Proxy Summary Compensation Table View: $31.6MM
(Current year cash + prior year stock awards)[1]

The End Notes are an integral part of this presentation. See slide 15 for information related to the content presented on this page.

9

MORGAN STANLEY IS COMMITTED TO MAINTAINING BEST IN CLASS GOVERNANCE PRACTICES

Board Oversight	• Oversees Firm's strategy, annual business plans, Enterprise Risk Management (ERM) framework, and culture, values and conduct • Reviews succession plans for CEO and senior executives and strategic progress • Conducts annual offsite with management to review long-term strategy
Shareholder Rights and Accountability	• Adopted proxy access • Shareholders who own at least 25% of common stock may call special meeting of shareholders • All directors elected annually by majority vote • No "poison pill" in effect
Annual Evaluations	• Board, Independent Lead Director and Committee self-assessments • One-on-one Board member interviews and written guidelines • Encompasses duties and responsibilities, individual director performance, Board and committee structure, culture, process and execution
Sustainability and Giving Back	• Advance sustainable investing through our businesses • Enhanced management of our carbon footprint and environmental and social risk • Committed to giving back, one of our core values
Shareholder Engagement	• Board and management values the views of shareholders • Investor input has led to proxy access and enhanced proxy disclosure of: Board evaluations, director orientation/education, succession planning, Environmental, Social, and Governance matters and alignment of compensation and performance

BOARD OF DIRECTORS HAS RELEVANT AND DIVERSE EXPERIENCE

Board Tenure Balance

Average Tenure: 5.4 years*



< 3 years: **4**

3-6 years: **5**

> 8 years: **2**

6-8 years: **3**

* Average tenure of directors is calculated based on length of completed Board service from date of initial election through the date of the annual meeting and prior Board service, as appropriate.

Board Independence

All Board committees are comprised of non-management directors, and the Board benefits from an **engaged Independent Lead Director**[1] with expansive responsibilities



Non-Management: **13**

Management: **1**

International Experience



Europe

Asia

North America

Middle East

Australia

Director Experience, Qualifications, Attributes and Skills

Leadership (including, strategic planning) (14)	International / Global Perspective (12)	Financial Services / Market Experience (10)
Finance / Accounting Expertise (11)	Risk Management (10)	Operations / Technology (10)
Talent (management development and succession) (11)	Public Policy / Sustainability (6)	Public Company Experience / Corporate Governance (11)

Board Succession and Diversity

4 new directors since the beginning of 2018	4 female directors	10 directors who are current or former CEOs	6 directors born outside the United States

The End Notes are an integral part of this presentation. See slide 15 for information related to the content presented on this page.

THE MORGAN STANLEY BOARD OF DIRECTORS

The Board continues to recruit directors to bring new skills and perspectives into the Boardroom

Board Members	Select Experience[1]	Board Members	Select Experience[1]
James Gorman *Chairman and CEO (2010)*	• Previously President of MS, President of MS Wealth Management and Co-Head of Strategic Planning	**Jami Miscik** *Operations & Technology Chair (2014)*	• Currently CEO and Vice Chair of Kissinger Associates, Inc. • Previously Global Head of Sovereign Risk at Lehman Brothers and Deputy Director for Intelligence at the CIA
Elizabeth Corley *Director (2018)*	• Previously Senior Advisor, non-executive Vice Chair and global CEO of Allianz Global Investors (U.K.) Ltd.	**Dennis M. Nally** *Director (2016)*	• Previously Chairman of PricewaterhouseCoopers International Ltd.
Alistair Darling *Director (2016)*	• Currently Member of House of Lords in the British Parliament • Previously Chancellor of the Exchequer, Member of House of Commons, and served in the Government of the United Kingdom	**Takeshi Ogasawara** *Director (2019)*	• Currently Advisor to MUFG Bank • Previously Deputy President of MUFG Bank
Thomas H. Glocer *Independent Lead Director (2013)*	• Previously CEO of Thomson Reuters Corporation and M&A lawyer at Davis Polk & Wardwell LLP	**Hutham S. Olayan** *CMDS Chair (2006)*	• Currently Chair and principal and director of The Olayan Group • Previously President & CEO of the Olayan Group's U.S. Operations
Robert H. Herz *Audit Chair (2012)*	• Currently President of Robert H. Herz LLC • Previously Chairman of Financial Accounting Standards Board and member of the International Accounting Standards Board	**Mary L. Schapiro** *Director (2018)*	• Currently Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P. • Previously Chair of U.S. Securities and Exchange Commission, Chair and CEO of Financial Industry Regulatory Authority and Chair of the Commodity Futures Trading Commission
Nobuyuki Hirano *Director (2015*)*	• Currently Chairman of Mitsubishi UFJ Financial Group, Inc. (MUFG) and Director of MUFG Bank, Ltd. (MUFG Bank) • Previously President and Group CEO of MUFG and Chairman of MUFG Bank	**Perry M. Traquina** *Risk Chair (2015)*	• Previously Chairman, CEO and Managing Partner of Wellington Management Company LLP
Stephen Luczo *Director (2019)*	• Chairman of the Board at Seagate Technology; previously Executive Chairman and CEO	**Rayford Wilkins, Jr.** *Nominating & Governance Chair (2013)*	• Previously CEO of Diversified Businesses of AT&T Inc.

* Previously served as a director of Morgan Stanley from 2009 to 2011

(Year) = Year Director joined Board ▬ *= New Director in 2018-2019*

The End Notes are an integral part of this presentation. See slide 15 for information related to the content presented on this page.

END NOTES

The following notes are an integral part of the Firm's financial and operating performance described in this presentation:

General

- A detailed analysis of the Firm's financial and operational performance for 2019 is contained in Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the Firm's Annual Report on Form 10-K for the year ended December 31, 2019 (2019 Form 10-K).

Page 4

[1.] Compensation range informed by available 2018 compensation levels for the 16 financial companies in the S&P 100 index (Bank of America Corp, Citigroup Inc., Goldman Sachs Group Inc., JPMorgan Chase & Co., Wells Fargo & Company, AIG, Allstate, American Express, BlackRock, Bank of New York Mellon, Capital One Financial, MasterCard, MetLife, PayPal, US Bancorp, VISA).

Page 5

[1.] Represents results against the 2018 – 2019 Strategic Objectives established at the beginning of 2018.

[2.] Pre-Tax Margin represents income (loss) from continuing operations before taxes divided by net revenues.

[3.] Net long-term flows include the equity, fixed income and alternative/other asset classes and exclude the liquidity asset class.

[4.] Firm Expense Efficiency Ratio represents total non-interest expenses as a percentage of net revenues.

[5.] In June 2019, we received a non-objection to our Capital Plan, which includes the repurchase of up to $6.0 billion of outstanding common stock for the four quarters beginning in the third quarter of 2019 through the end of the second quarter of 2020, as well as an increase in the Firm's quarterly common stock dividend to $0.35 per share from the current $0.30 per share that commenced with the dividend announced on June 27, 2019. In June 2018, we received a conditional non-objection to our Capital Plan, where the only condition was that our capital distributions not exceed the greater of the actual distributions we made over the previous four calendar quarters, or the annualized average of actual distributions over the previous eight calendar quarters. Our 2018 Capital Plan included the repurchase of up to $4.7 billion of outstanding common stock for the four quarters which began in the third quarter of 2018 through the end of the second quarter of 2019, as well as an increase in the Firm's quarterly common stock dividend to $0.30 per share from the previous $0.25 per share that commenced with the dividend announced on June 28, 2018.

[6.] The calculation of return on average common equity ('ROE'), for both the medium-term target and 2019 results, utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average common equity, exclusive of intermittent discrete tax items. The 2019 ROE result excludes intermittent net discrete tax benefits of approximately $348 million, which resulted in an approximate 50 basis point reduction in ROE. When excluding intermittent net discrete tax benefits, both the numerator and denominator are adjusted. ROE excluding intermittent discrete tax items is a non-GAAP financial measure that the Firm considers useful for investors to assess operating performance.

[7.] The calculation of return on average tangible common equity ('ROTCE'), for both the medium-term target and 2019 results, utilizes net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity, exclusive of intermittent discrete tax items. Tangible Common Equity ('TCE') equals common equity less goodwill and intangible assets net of allowable mortgage servicing rights. The 2019 ROTCE result excludes intermittent net discrete tax benefits of approximately $348 million, which resulted in an approximate 50 basis point reduction in ROTCE. When excluding intermittent net discrete tax benefits, both the ROTCE numerator and denominator are adjusted. ROTCE excluding intermittent discrete tax items and TCE are non-GAAP financial measures that the Firm considers useful for investors to assess operating performance.

END NOTES (CONT.)

Page 6

1. Efficiency Ratio represents total non-interest expenses as a percentage of net revenues.

2. Net Income represents net income applicable to Morgan Stanley.

3. The calculation of EPS uses Net Income applicable to Morgan Stanley less preferred dividends divided by Average diluted common shares outstanding. EPS for 2017, 2018 and 2019 exclude the impact of intermittent net discrete tax items of $(968)MM, $203MM and $348MM respectively. EPS excluding intermittent net discrete tax items is a non-GAAP measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

4. Tangible Book Value per Common Share ('Tangible Book Value per Share') equals reported Tangible Common Equity divided by period end common shares outstanding. Tangible Book Value per Share is a non-GAAP financial measure that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

Page 7

1. Capital Return represent actual shares repurchased and dividends distributed during the year noted, representing a blend of two sequential CCAR cycles.

2. The calculations of ROE and ROTCE for each year utilize net income applicable to Morgan Stanley less preferred dividends as a percentage of average common equity and average tangible common equity, respectively, exclusive of intermittent discrete tax items. The 2019 ROE and ROTCE percentages exclude intermittent net discrete tax benefits of approximately $348 million (an approximate 50 basis point reduction). For reconciliations of ROE and ROTCE, excluding intermittent discrete tax items for 2017 and 2018, see pages 27 and 28 of the 2019 Form 10-K. When excluding intermittent net discrete tax items, both the ROE and ROTCE numerators and denominators are adjusted. Beginning in 2017, income tax consequences associated with employee share-based awards are recognized in the provision for income taxes in the income statement, but are excluded from the intermittent net discrete tax items adjustment, as we anticipate conversion activity each year. ROE and ROTCE, excluding intermittent discrete tax items, are non-GAAP financial measures that the Firm considers useful for investors to assess year-over-year operating performance.

3. The 2019 Common Equity and Tangible Common Equity exclude intermittent net discrete tax benefits of approximately $348 million. For reconciliations of Common Equity and Tangible Common Equity, excluding intermittent discrete tax items for 2017 and 2018, see pages 27 and 28 of the 2019 Form 10-K. Common Equity and Tangible Common Equity, excluding intermittent discrete tax items, are non-GAAP financial measures that the Firm considers useful for investors to assess capital adequacy.

4. Tangible Common Equity ('TCE') equals common equity less goodwill and intangible assets net of allowable mortgage servicing rights. TCE is a non-GAAP financial measure that the Firm considers useful for investors to assess capital adequacy.

Page 8

1. Total Shareholder Return represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period (defined herein as "TSR").

2. Source: Bloomberg.

3. Share prices pulled as of 12/30/2016 and 12/31/2019 to calculate 3-year TSR.

4. Share prices pulled as of 1/31/2014 and 12/31/2019 to calculate 5-year TSR.

5. Global peers include: Goldman Sachs, JP Morgan Chase, Bank of America, Citigroup, Barclays, UBS Group, Deutsche Bank, and Credit Suisse.

END NOTES (CONT.)

Page 9

[1.] Pursuant to SEC rules, the Summary Compensation Table in the Firm's proxy statement is required to include for a particular year, only those equity awards granted during the year, rather than awards granted after year end that were awarded for performance in that year. Our annual equity awards relating to performance in a year are made shortly after year end. Therefore, the Summary Compensation Table that appears in the Firm's 2020 proxy statement includes not only non-equity compensation awarded for service in 2019, but also stock awards and forward-looking performance vested compensation in respect of performance in 2018, in each case granted in 2019.

Page 11

[1.] As part of his or her formal duties and responsibilities, the Independent Lead Director shall:

- Preside at all meetings of the Board at which the Chairman is not present;

- Have the authority to call, and lead, Non-Management Director Sessions and Independent Director Sessions;

- Help facilitate communication among the Chairman, the CEO and the non-employee and independent directors, including serving as liaison between the Chairman and the Independent directors;

- Solicit the non-employee directors for advice on agenda items for meetings of the Board;

- Communicate with the Chairman and the CEO between meetings and act as a "sounding board" and advisor;

- Advise the Chairman and the CEO of the Board's informational needs;

- Approve the types and forms of information sent to the Board;

- Collaborate with the Chairman and the CEO in developing the agenda for meetings of the Board and approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items and may request inclusion of additional agenda items;

- Be available, if requested, to meet with the Firm's primary regulators;

- Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Board Communication Policy;

- Lead the annual evaluation of the performance and effectiveness of the Board;

- Consult with the Chair of the Nominating and Governance Committee on Board succession planning and Board Committee appointments;

- Interview candidates for the Board; and

- Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO

Page 12

[1.] For a detailed description of each director's professional experience and qualifications, skills and attributes, see "Director Nominees" of the 2020 Proxy Statement.

NOTICE

The information provided herein may include certain non-GAAP financial measures. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures are included in the Firm's Annual Report on Form 10-K for the year ended December 31, 2019, which is available on www.morganstanley.com, or within this presentation. The endnotes on pages 13-15 are an integral part of this presentation.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Firm, please see the Firm's Annual Report on Form 10-K for the year ended December 31, 2019.

The statements in this presentation are current only as of their respective dates.